SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of Xcel Energy Inc. File No. 70-9635 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy’s Form U-1 Application-Declaration, (the “Application-Declaration”), and the order of the Securities and Exchange Commission (the “Commission”) dated September 30, 2003 (HCAR No. 27731) (the “Order”) in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from January 1, 2004 through March 31, 2004 (the “First Quarter”). Due to the fact that Xcel Energy did not control its former subsidiary NRG Energy, Inc. at any time during the First Quarter and completely divested its ownership of NRG on December 5, 2003, no financing activity of NRG is being reported or reflected herein.

a.)	Following is a computation under rule 53(a) setting forth Xcel Energy’s consolidated retained earnings and aggregate investment in all EWGs and FUCOs as of March 31, 2004:

Average consolidated retained earnings:	$152.4	million
Aggregate investment in all EWGs and FUCOs*:	$134.2	million

* In December 2003, Xcel Energy divested its ownership of NRG, in connection with NRG’s emergence from bankruptcy; as a result the investment in NRG is excluded from the aggregate investment balance.

b.)	Following is a listing of Xcel Energy’s aggregate investment in each EWG and FUCO:

(in millions)
Investment in EWGs and FUCOs:
Independent Power International	5.7
Xcel Energy Argentina Inc.	121.0
Denver City Energy Associates, L.P.	7.5

$134.2

c.)	Xcel Energy’s consolidated capitalization ratio* as of March 31, 2004:

Debt as a percentage of capitalization	56%
(including approximately $91 million of short-term debt)
Common stock equity as a percentage of capitalization	43%
Preferred equity as a percentage of capitalization	1%

Xcel Energy’s Utility Subsidiaries capitalization ratio* as of March 31, 2004:

	NSP-	NSP-
	Minnesota	Wisconsin	PSCo	SPS

Debt as a percentage of capitalization (including short-term debt)	51%	42%	52%	51%
Common stock equity as a percentage of capitalization	49%	58%	48%	49%

* Common stock equity includes par value, premium, retained earnings, accumulated other comprehensive income and minority interest.

d.)	Market-to-book ratio of Xcel Energy’s common stock as of March 31, 2004:

Market-to-book ratio at March 31, 2004	1.36

e.)	New EWG projects in which Xcel Energy invested or committed to invest during the First Quarter:

None

f.)	Growth in consolidated retained earnings (segregating total earnings growth attributable to EWG projects from the revenue attributable to all other subsidiaries of Xcel Energy):

(in millions)
Retained earnings growth from EWG projects	$1.4
Retained earnings growth from all other Xcel Energy subsidiaries (reflects dividend payments)	72.5

Total increase in consolidated retained earnings for the year ended March 31, 2004	$73.9

g.)	Year-to-date revenues and net income of each EWG through March 31, 2004:

	Revenue	Net income

(in millions)
Independent Power International	$—	$—
Xcel Energy Argentina Inc.	11.0	1.3
Denver City Energy Associates, L.P.	2.5	0.1

h.)	Purchase price per share of reported sales of Xcel Energy common stock and the market price per share at the date of the agreement of sale.

None.

i.)	The total number of shares of Common Stock issued during the First Quarter under Xcel Energy’s dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans.

Xcel Energy issued a total of 1,696,545 shares under its dividend reinvestment plan and Xcel Energy system employee benefit and executive compensation plans. The shares were issued as follows: 7,973 shares under the dividend reinvestment plan; 94,614 shares under the executive incentive award plan; and 1,593,958 shares under the Restricted Stock Unit award (Omnibus Plan).

j.)	Xcel Energy long-term debt issued during the First Quarter.

None.

k.)	The names of the guarantors and of the beneficiaries of any Xcel Energy or Subsidiary Guarantee or other form of credit support issued or renewed during the First Quarter, and the amount, term and purpose of the guarantee.

1.	The following guarantees were issued/renewed during the First Quarter:

Guarantor	Beneficiary	Amount	Matures	Issued/Renewed	Purpose

					Purchase and Sale of
	e prime Energy				Energy Commodities and
Xcel Energy	Marketing, Inc	$3,000,000	01/31/05	Issued	Financial Derivatives

2.	Xcel Energy guaranteed an additional $12,288 of surety bonds in the First Quarter. Xcel Energy also entered into a general agreement of indemnity for contractors on January 19, 2004 in which Xcel Energy agreed to indemnify the outstanding surety bonds of Utility Engineering in the amount of $80,000,000. Such guarantees are exempt under Rule 45 (b)(6).

l.)	The amount and terms of any Short-term Debt issued by Xcel Energy during the First Quarter.

Xcel Energy borrows and repays short-term debt on an on-going basis. As of March 31, 2004, Xcel Energy had $70,000,000 short-term debt outstanding at an average rate of 2.90%.

m.)	The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52.

None.

n.)	A list of the deposits and withdrawals by each Utility Subsidiary from the Utility Money Pool during the quarter.

Net Money Pool Balances as of the end of the First Quarter by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings

Cheyenne	$0	$23,275,000

* A list of all deposits and withdrawals during the First Quarter for each company is available to the SEC staff upon request.

o.)	The amount and terms of any financings consummated by any Non-utility Subsidiary during the First Quarter that are not exempt under Rule 52.

None.

p.)	The amount and terms of any financings consummated by any Utility Subsidiary during the First Quarter under the exemption provided under Rule 52.

Utility Subsidiaries Short-term Debt
On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of March 31, 2004, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

Utility Subsidiary	Amount	Avg. Rate

PSCo	$0	—
SPS	$20,000,000	2.32%
NSP-MN	$0	—
NSP-WI	$0	—

PSCo As of March 31, 2004, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $9,595,000 at an average rate of 4.81%.

NSP-MN As of March 31, 2004, NSP-MN had short-term borrowings outstanding from its subsidiary United Power & Land of $1,304,000 at an average rate of 1.78%.

SPS
On February 17, 2004 SPS renewed its credit agreement with several banks until February 15, 2005. With this renewal, the size of the credit agreement was increased from $100 million to $125 million. Based upon SPS’s current credit rating, the interest rate per annum under the agreement is the Prime Rate or the Eurodollar Rate plus a spread of 0.875%. The credit agreement is primarily used to fund general corporate needs.

q.)	The amount and terms of any financings consummated by any Non-Utility Subsidiary during the First Quarter under the exemption provided under Rule 52.

1) Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of March 31, 2004, the following such inter-company notes were outstanding with an average interest rate of 2.90%:

		Amount
Lender	Borrower	Outstanding

Xcel Energy	Xcel Energy Services Inc	$30,900,000
Xcel Energy	Xcel Energy WYCO Inc	$3,225,000
Xcel Energy	Xcel Energy International Inc	$32,865,000
Xcel Energy International Inc.	Xcel Energy Argentina Inc	$32,427,194
NCE Communications, Inc.	Xcel Energy Communications Group, Inc	$1,555,000
e prime Energy Marketing, Inc.	Xcel Energy Retail Holdings, Inc. ("Xcel Retail")	$6,400,000
Xcel Energy	Xcel Retail	$6,845,000
Xcel Retail	Xcel Energy Cadence	$1,130,000
Xcel Retail	The Planergy Group	$18,049,027
XERS Inc.	Xcel Retail	$4,520,000
Utility Engineering	Xcel Energy Wholesale Group, Inc	$89,900,000
Quixx Corporation	Utility Engineering	$66,400,000
Utility Engineering	Proto-Power Corporation	$2,444,000
Utility Engineering	Universal Utility Services	$650,000
Utility Engineering	Precision Resource Company	$1,175,000
Texas-Ohio Pipeline, Inc.	Xcel Energy Ventures Inc	$2,626,200
Reddy Kilowatt	Xcel Retail	$900,000
Xcel Energy Products and Services, Inc.	Xcel Retail	$4,183,000
Xcel Energy Markets Holdings, Inc.	e prime, Inc	$4,050,000
Xcel Energy	Xcel Energy Markets Holdings, Inc	$8,765,000
Xcel Energy	Xcel Energy Communications Group, Inc	$322,000
Xcel Energy	Xcel Energy Ventures, Inc	$6,710,000
Xcel Energy Ventures, Inc.	Eloigne	$3,650,000
Utility Engineering	Proto Power New York	$625,000
Utility Engineering	Proto Power Michigan	$31,000
Xcel Retail	Xcel Energy Performance Contracting, Inc	$2,200,000

r.)	The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the First Quarter and the identity of the parties to such instruments.

Xcel Energy entered into the following interest rate hedges:

			Trade
Notional Amount	Type	Rate	Date	Effective Date	Expiration Date	Counterparty

$150,000,000	Pay Fix	5.754%	01/12/04	03/05/07	03/05/17	JP Morgan
$50,000,000	Pay Float	L+220.5bps	01/29/04	02/02/04	07/01/42	JP Morgan
$50,000,000	Pay Float	L+210bps	01/26/04	01/28/04	07/01/42	JP Morgan
$62,500,000	Pay Fix	5.255%	03/30/04	06/01/06	06/01/16	Goldman Sachs
$125,000,000	Pay Fix	5.38%	03/30/04	11/01/06	11/01/16	UBS AG, London
$125,000,000	Pay Fix	5.695%	03/30/04	11/01/06	11/01/36	UBS AG, London

s.)	The name, parent company and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the First Quarter.

None.

t.)	Consolidated balance sheets as of the end of the First Quarter and separate balance sheets as of the end of the First Quarter for each company, including Xcel Energy, that has engaged in financing transactions during the First Quarter.

The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), and Northern States Power Company (Wisconsin), as of March 31, 2004 are incorporated by reference. Such balance sheets were filed with the respective company’s Form 10-Q for the year ended March 31, 2004. The file numbers are as follows:

Xcel Energy	1-3034
Public Service Company of Colorado	001-03280
Southwestern Public Service Company	001-03789
Northern States Power Company (Minnesota)	001-31387
Northern States Power Company (Wisconsin)	001-3140

     The following balance sheets as of March 31, 2004 were filed under confidential treatment pursuant to Rule 104(b):

Exhibit 1	Xcel Energy WYCO Inc.
Exhibit 2	Xcel Energy Services Inc.
Exhibit 3	Xcel Energy International Inc.
Exhibit 4	Xcel Energy Communications Group, Inc.
Exhibit 5	NCE Communications, Inc.
Exhibit 6	Xcel Energy Retail Holdings, Inc.
Exhibit 7	Xcel Energy Cadence
Exhibit 8	The Planergy Group
Exhibit 9	Xcel Energy Wholesale Group, Inc.
Exhibit 10	Proto-Power Corporation
Exhibit 11	Universal Utility Services
Exhibit 12	Precision Resource Company
Exhibit 13	Xcel Energy Markets Holdings, Inc.
Exhibit 14	e prime, inc.
Exhibit 15	Texas-Ohio Pipeline, Inc.
Exhibit 16	Quixx Corporation
Exhibit 17	Utility Engineering
Exhibit 18	Cheyenne Light, Fuel and Power Company
Exhibit 19	Xcel Energy Ventures Inc.
Exhibit 20	Reddy Kilowatt

Exhibit 21	Xcel Energy Products and Services, Inc.
Exhibit 22	P.S.R. Investments, Inc.
Exhibit 23	e prime Energy Marketing, Inc.
Exhibit 24	XERS Inc.
Exhibit 25	Xcel Energy Argentina Inc.
Exhibit 26	United Power & Land
Exhibit 27	Eloigne
Exhibit 28	Proto-Power New York
Exhibit 29	Proto-Power Michigan
Exhibit 30	Xcel Energy Performance Contracting Inc.

u.)	Registration Statements filed during the First Quarter.

Form S-4 file number 333-112032 filed January 21, 2004 by SPS.
Form S-4 file number 333-112033 filed January 21, 2004 by NSP-WI.
Form S-3 file number 333-113739 filed March 21, 2004 by Xcel Energy

I, George E. Tyson II, Vice President and Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

XCEL ENERGY INC

By: /s/ George E. Tyson II George E. Tyson II Vice President and Treasurer

Dated: May 28, 2004